FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 13, 2017 - GPA [BM&FBOVESPA: PCAR4; NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA:VVAR3 and VVAR11] announce their sales performance for fourth quarter and fiscal year 2016. All comparisons are with the same period in 2015, except where stated otherwise.

In the financial statements of GPA as of December 31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued, with a retrospective adjustment to sales as well as in the others result lines as from January 1, 2015, as determined by IFRS 5/CPC 31 and approved by CVM Resolution 598/09 - Sale of non-current assets held for sale and discontinued operations. Accordingly, the following comments do not include the performance of Via Varejo, which is shown on page 3.

Sales Performance 4Q16 and 2016 - GPA Food

Accelerating growth: net sales of R$11.7 billion in 4Q16, up 12.1% vs 4Q15

In 2016, net sales advanced 11.4% from 2015 to R$41.5 billion

Assaí posted same-store sales growth of 18.6% in 2016, with consistent performance in each quarter

At Multivarejo, same-store sales recovered, supported by improvement at Extra Hyper: same-store sales growth of around 5%, compared to   -2.5% in 9M16

	Net Total Store Sales
		4Q16 x		2016 x
		4Q15		2015	Δ Net 'Same-Store' Sales
(R$ million)	4Q16	Δ	2016	Δ		4Q16(2)	2016
Food Business	11,740	12.1%	41,454	11.4%	Food Business	7.7%	6.7%
Multivarejo (1)	7,484	1.9%	26,967	0.8%	Multivarejo (1)	3.7%	1.9%
Assaí	4,255	35.8%	14,487	38.6%	Assaí	17.3%	18.6%

(1)     Extra and Pão de Açúcar: supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from commercial center leasing.

(2)     Net sales adjusted for the effects from the law Lei do Bem and for the calendar effect (year-end holidays in 2016 fell on weekends, with no bridge weekends). The adjustment for the calendar effect in 4Q16 was approximately +80 bps to +90 bps.

Multivarejo:

Posted its strongest quarterly same-store sales growth of the year in 4Q16: 3.7% adjusted for the calendar effect (2). The highlights at each banner follow:

o    Extra’s sequential growth accelerated over the course of the year: Extra Hyper posted sales growth of around 750 basis points (bps) from 9M16, reflecting the good performance of commercial initiatives:

–      Food category: the highlight was the significant recovery in volumes in the categories Fresh Produce and Complementary Perishables, driven by the initiatives Hyper Fair, 1, 2, 3 Savings Steps and Lowest Price, with these categories posting significant volume growth in 4Q16 compared to 2015;

–      Recovery in same-store sales in non-food categories at Extra Hyper, whose performance in 4Q16 already was positive, reversing the trends of recent quarters, mainly supported by the better performance of the Electronics category;

–      Gains in market share (sales volume) at Extra Hyper in the last 7 measurements (April to October).

o    Pão de Açúcar continued to demonstrate the format’s resilience, with same-store sales and market share remaining stable over the course of the year:

–      Mais Program continued to increase its share of sales to account already for around 75% (vs. 68% in 4Q15).

o    Proximity registered above-inflation total sales growth, driven by the performance of the banner Minuto Pão de Açúcar:

–      The Aliados Compre Bem model reached 100 stores in operation, further expanding the format’s footprint;

–      Prioritization of higher-return banners: 9 Minuto Pão de Açúcar inaugurated in 4Q16 (one converted from Minimercado Extra).

1

Assaí:

o    Net sales advanced 38.6% to R$14.5 billion in 2016. The organic expansion contributed to R$2,3 billion in net sales in the period. Same-store sales posted a solid performance of 18.6%, with consistent growth in all quarters of the year;

o    In 4Q16, net sales advanced 35.8% to R$4.3 billion and increased its contribution to Food segment sales to 36.2%, reflecting the successful strategy for expanding and positioning the format in the current economic scenario. Same-store sales in the quarter adjusted for the calendar effect(2) reached 17.3%, significantly outpacing inflation.

o    Important market share gain driven by the maturation of stores opened in recent years, double-digit customer traffic growth and the accelerated store expansion, which further narrowed the gap to the market leader.

 Expansion:

o    In the last 12 months, 30 new stores were opened, with 13 Assaí, 14 Minuto Pão de Açúcar, 2 Pão de Açúcar and 1 Minimercado Extra;

o    In the quarter, 18 new stores were opened, with 9 Minuto Pão de Açúcar, 1 Pão de Açúcar and 8 Assaí, including the two first conversions from Extra Hyper;

o    The highlight was the sales performance of stores converted from Extra Hyper to Assaí, which exceeded expectations, confirming the success of the conversions:

–      i) Store in Pilares/RJ, inaugurated on Nov. 4: sales tripled in the first two months of operation;

–      ii) Store in São Vicente/SP, inaugurated on Dec. 12: customer traffic is already 2x higher as the Assaí average in December.

o    As part of the process to optimize the store portfolio, the following stores were closed in 2016: 5 Extra Super, 3 Extra Hyper (including two conversions to Assaí), 42 Proximity stores, 2 Pão de Açúcar and 1 Assaí, as well as 7 gas stations and 2 drugstores;

o    Expansion plan for 2017:

–      Assaí: opening of 6-8 new stores and conversion of 15-20 Extra Hyper stores, strengthening the banner’s presence in both existing markets and new states.

–      Multivarejo: approximately 5 new Pão de Açúcar stores and 10 Minuto Pão de Açúcar.

2

Via Varejo - Discontinued Operations

Highlights:

o   Offline business: Continued market share gains in a contracting market compared to 4Q15. While the October and November Monthly Retail Survey (PMC) for furniture and electronics sales published by the IBGE registered a contraction in sales of 8.7% and 2.8%, respectively, same-store sales performed better, contracting by only 1.7% in the quarter;

o   Online business: Significant slowing in the decline in GMV (Gross Merchandise): -10.4% in 4Q16, vs. -24.2% in 3Q16, with a positive trend over the period. In 4Q16, logistics were 100% integrated and the multi-channel commercial strategy began to be implemented near the end of the period, which contributed to the 16% growth in mobile traffic in the period. The Click & Collect posted strong growth, with orders increasing 31%. In the quarter, Via Varejo also started selling 278 stores’ inventory online, which allows immediate pick-up at the stores and should help to reduce stockouts and freight costs;

o   The strategy in 4Q16 was divided into three phases: i) promotional events during October and November in order to anticipate Black Friday sales; ii) during the Black Friday, increased competitiveness in low-turnover products, prioritizing profitability in other products; and iii) December with strong sales volume, prioritizing margins. Therefore, despite the more challenging market than in 4Q15, the profitability level of merchandise sales was similar with that of last year for offline business and significantly above for the online business;

o   The Mobile Telephone category remained the top performer, with double-digit sales growth and a higher contribution to the sales mix in both the offline and online channels. Television sales in the quarter also made a bigger contribution to total sales, as also did seasonal products.

Net Total Sales(1)
R$ million	4Q16	4Q16 X 4Q15
Offline	5,600	2.8%
Online	1,333	(13.1%)
Total	6,933	(0.7%)
(1) Includes the revenue from intercompany transactions of the Food activities of GPA.

Net ‘Same-Store’ Sales
Via Varejo - "same store sales"	4Q16	2016
Offline (Payroll adjustment)	(1.7%)	(1.9%)
Online (GMV change)	(10.4%)	(16.3%)

3

Adjustment in same-store sales in the offline business, excluding the effect from the reinstitution of payroll taxes in 4Q15

✓  Consolidated Via Varejo (offline+online) posted a 0.7% drop in net sales in 4Q16, benefitting from the recognition of retroactive taxes related to Lei do Bem (with R$406 million paid over the course of 9M16). Pro-forma* revenue, i.e. excluding this effect, fell by 6.5% in relation to 4Q15, due to: i) the 1.7% decrease in same-store sales, ii) the closure of 47 stores in the offline channel, and iii) the higher marketplace share of GMV in the online business, which increased 295 bps from 13% to 16% (17.8% in B2C’s GMV only).

*Pro forma: The reorganization between Via Varejo and Cnova was concluded on October 31, 2016. Thus, the online operations are consolidated based on this data and the consolidated audited financial statements will present only the result of November and December 2016. In this release, in order to present a more comparable result for Via Varejo’s figures, the pro -forma concept was used presenting the result of the online business with 12 months in both 2015 and 2016 and with three months in both 4Q15 and 4Q16.

Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 6155 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing real estate assets, expansion projects and new store openings; and the discontinued operations of Via Varejo, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

4

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 13, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.